SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

TEXTRON INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common stock, $0.125 par value

(Title of Class of Securities)

883203101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Textron Inc.

40 Westminster Street

Providence, Rhode Island 02903

(401) 457-2555

Attention: Terrence O’Donnell, Executive Vice President, General Counsel and Corporate Secretary

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*                 Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐            third-party tender offer subject to Rule 14d-1.

☒          issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On April 28, 2010 the shareholders of Textron Inc. (the “Company”) at its Annual Meeting of Shareholders approved amendments to the Company’s equity incentive plans to allow for a one-time stock option exchange program for employees other than executive officers (the “Option Exchange Program”). In connection with the Option Exchange Program, the Company is herewith filing:

a)	Slide Presentation for use in explaining the Option Exchange Program to Eligible Employees

b)	Email to Eligible Employees

c)	Program overview sent to Eligible Employees

d)	FAQs sent to Eligible Employees

The Option Exchange Program has not commenced. Textron will file a Tender Offer Statement with the Securities and Exchange Commission (“SEC”) upon the commencement of the Option Exchange Program, which Textron option holders should read before participating in the program, as it will contain important information. Textron shareholders and option holders will be able to obtain the written materials described above and other documents filed by Textron with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by Textron with the SEC from the Investor Relations page of Textron’s website.

Item 12. Exhibits

Exhibit Number	Description

99.1	Slide Presentation for use in explaining the Option Exchange Program to Eligible Employees

99.2	Email to Eligible Employees

99.3	Program overview sent to Eligible Employees

99.4	FAQs sent to Eligible Employees